UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of September 2023

Copa Holdings, S.A.

(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

Copa Holdings, S.A. Announces Settlement of 4.50% Convertible Senior Notes Due 2025

On September 19, 2023, Copa Holdings, S.A. (the “Company”) announced that it had completed its previously announced redemption of its 4.50% Convertible Senior Notes due 2025 (the “Notes”). Since the Company’s initial announcement of the redemption on July 14, 2023, holders of US$349,000,000.00 aggregate principal amount of Note converted their notes in accordance with the terms of the Notes. Outstanding Notes in the aggregate principal amount of US$1,000,000.00 that had not been converted by holders thereof were redeemed at a price equal to 100% of the principal amount of each Note called for redemption, payable in cash, plus accrued and unpaid interest on such Note to, but excluding, September 18, 2023 for such Note. The Notes that were converted were settled for US$349 million in cash, plus approximately 3.7 million shares.

As of September 19, 2023, the Company had approximately 31,773,072 shares of its Class A Common Stock outstanding, which reflects the issuance of an aggregate amount of 3,694,845 shares of its Class A Common Stock to holders of the Notes in settlement of conversion of US$349,000,000.00 in aggregate principal amount of Notes and the continued execution of the Company’s share repurchase program. Total outstanding shares, which also include 10,938,125 of the Company’s Class B shares, amount to approximately 42,711,197 as of September 19, 2023.

The Class A Common Stock of the Company delivered in connection with these conversions have been issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 9/19/2023
	By:	/s/ José Montero
Name: José Montero Title: CFO